Exhibit 99.1

Silicon Labs Announces Intention to Commence a Modified Dutch Auction Tender Offer to Purchase Up to

$1.0 Billion of its Common Stock

Austin, TX – August 2, 2021 — Silicon Labs (Nasdaq: SLAB) today announced that it intends to commence a “modified Dutch auction” tender offer to purchase in cash up to $1.0 billion in value of shares of its issued and outstanding common stock, or such lesser number of shares of its common stock as are properly tendered and not properly withdrawn, at an anticipated price of not less than $140.00 per share nor greater than $160.00 per share, less any applicable withholding taxes and without interest. The tender offer, if any, will be made in accordance with the terms and subject to the conditions described in an offer to purchase and a related letter of transmittal.

Silicon Labs intends to commence the tender offer as early as August 3, 2021, which would expire as early as 12:00 midnight, New York City time, at the end of the day on August 30, 2021, unless the offer is extended or terminated.

The purpose of the tender offer would be to return capital to stockholders of Silicon Labs following the previously announced closing of the divestiture of its infrastructure and automotive lines of business for a purchase price of $2.75 billion in cash. In particular, Silicon Labs believes the “modified Dutch auction” tender offer would be a mechanism that would provide all stockholders of Silicon Labs with the opportunity to tender all or a portion of their stock if they so elect at a price they may select within the specified range. In addition, a tender offer would provide stockholders with an opportunity to obtain liquidity with respect to all or a portion of their stock holdings, without potential disruption to the stock price and the usual transaction costs inherent in open market purchases and sales. Stockholders who choose not to participate would increase their relative percentage interest in Silicon Labs and its future results.

The tender offer, if commenced, would not be conditioned on any minimum number of shares being tendered. However, the tender offer would be subject to a number of other terms and conditions, which would be described in detail in any offer to purchase relating to the tender offer. Specific instructions and a complete explanation of the terms and conditions of the tender offer would be contained in any offer to purchase, letter of transmittal and other related materials, which would be mailed to stockholders of record promptly after commencement of any tender offer.

Neither Silicon Labs nor the members of its board of directors makes any recommendation as to whether any stockholder should participate or refrain from participating in the tender offer, if any, or as to the purchase price or purchase prices at which stockholders may choose to tender their shares in the tender offer, if any. If a tender offer commences, stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should consult their own financial and tax advisors and read carefully and evaluate the information in any offer to purchase, the letter of transmittal and other related materials prepared in connection with a future tender offer, including the reasons for the tender offer.

About Silicon Labs

Silicon Labs is a leader in secure, intelligent wireless technology for a more connected world. Our integrated hardware and software platform, intuitive development tools, unmatched ecosystem and robust support make us the ideal long-term partner in building advanced industrial, commercial, home and life applications. We make it easy for developers to solve complex wireless challenges throughout the product lifecycle and get to market quickly with innovative solutions that transform industries, grow economies and improve lives. Silabs.com

Additional Information Regarding the Tender Offer

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of Silicon Labs’ common stock. A tender offer for the outstanding shares of Silicon Labs’ common stock has not commenced. If a tender offer is commenced, if ever, Silicon Labs will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”). The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Silicon Labs’ stockholders at no expense to them through Silicon Labs’ Investor Relations website at investor.silabs.com. In addition, those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Connect with Silicon Labs

Contact the Silicon Labs PR team at pr@silabs.com.

Forward-Looking Statements

This press release contains forward-looking statements based on Silicon Labs’ current expectations. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “plan,” “project,” “will” and similar phrases as they relate to Silicon Labs are intended to identify such forward-looking statements. These forward-looking statements reflect the current views and assumptions of Silicon Labs and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Among the factors that could cause actual results to differ materially from those in the forward-looking statements are the following: the impact of COVID-19 on the U.S. and global economy, including the restrictions on travel and transportation and other actions taken by governmental authorities and disruptions to the business of our customers or our global supply chain that have occurred or may occur in the future, the ongoing impact of COVID-19 on our employees and our ability to provide services to our customers and respond to their needs; risks that Silicon Labs may not be able to maintain its historical growth; quarterly fluctuations in revenues and operating results; difficulties developing new products that achieve market acceptance; risks associated with international activities (including trade barriers, particularly with respect to China); intellectual property litigation risks; risks associated with acquisitions and divestitures; product liability risks; difficulties managing Silicon Labs’ distributors, manufacturers and subcontractors; dependence on a limited number of products; absence of long-term commitments from customers; inventory-related risks; difficulties managing international activities; risks that Silicon Labs may not be able to manage strains associated with its growth; credit risks associated with its accounts receivable; dependence on key personnel; stock price volatility; geographic concentration of manufacturers, assemblers, test service providers and customers in Asia that subjects Silicon Labs’ business and results of operations to risks of natural disasters, epidemics or pandemics, war and political unrest; debt-related risks; capital-raising risks; the competitive and cyclical nature of the semiconductor industry; average selling prices of products may decrease significantly and rapidly; information technology risks; cyber-attacks against Silicon Labs’ products and its networks and other factors that are detailed in the SEC filings of Silicon Laboratories Inc. Silicon Labs disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. References in this press release to Silicon Labs shall mean Silicon Laboratories Inc.